FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:    Name and Address of Company

Lundin Mining Corporation ("Lundin Mining" or the "Corporation")
2101 - 885 West Georgia Street
Vancouver, BC V6C 3E8

Telephone Number: (604) 689-7842

Item 2: Date of Material Change

September 26, 2006

Item 3:     News Release

The news release was disseminated in Canada on September 26, 2006 through the facilities of CCN Matthews and subsequently filed on SEDAR.

Item 4:     Summary of Material Change

Lundin Mining's wholly-owned subsidiary, Lundin Mining AB ("LMAB") has signed a final agreement with IFC Metropol ("Metropol"), through Metropol's wholly-owned subsidiary, East Siberian Metals, to acquire a 49% interest in the Ozernoe Project, a major zinc/lead deposit located in the Republic of Buryatia in the Russian Federation. Ludin Mining's consideration for its 49% interest will be US$125 million. A preliminary assessment of the project contemplates construction of an open pit mining operation. Indicated resources are estimated at 157 million tonnes grading 5.2% zinc and 1.0% lead.

Item 5:     Full Description of Material Change

Lundin Mining's wholly-owned subsidiary, Lundin Mining AB ("LMAB") has signed a final agreements with IFC Metropol ("Metropol"), through Metropol's wholly-owned subsidiary, East Siberian Metals, to acquire a 49% interest in the Ozernoe Project, a major zinc/lead deposit located in the Republic of Buryatia in the Russian Federation. Ludin Mining's consideration for its 49% interest will be US$125 million. A preliminary assessment of the project contemplates construction of an open pit mining operation. Indicated resources are estimated at 157 million tonnes grading 5.2% zinc and 1.0% lead.

Lundin Mining announced on June 29, 2006 that the Corporation had signed a letter of intent to acquire a 49% interest in the Ozernoe project. Negotiations with Metropol have been concluded and Lundin Mining and Metropol have agreed on the final terms of the transaction. Parallel with negotiating the final terms of the agreement, a verification drilling program on the Ozernoe deposit has been conducted under the direct supervision of Lundin Mining. Although the full analysis of the verification drilling program is not yet complete, the results have validated all essential aspects of the historical drilling and exploration data that relate to the Ozernoe deposit.

Upon completion of the transaction, a joint venture company will be formed in which Lundin Mining will hold a 49% interest and Metropol will have a 51% interest. Activities of the joint venture company will be the subject of a shareholders' agreement. The consideration for the 49% will be US$125 million of which US$2 million was paid to secure negotiation exclusivity on the project until September 29, 2006. US$113 million is payable upon closing of the transaction and US$10 million is payable when the project goes into commercial production. US$ 10 million of the 113 million payable at completion will be invested in the JV to pay for the engineering and initial development. The final purchase price is subject to adjustment based on recoverable zinc metal from the JORC Code resources confirmed by the bankable feasibility study. The acquisition is subject to all requisite regulatory approvals.

The final agreement also confirms that Lundin Mining has a right of first refusal (valid for nine months starting from May, 2006) with respect to the Kholodninskoye zinc project, which was also announced on June 29, 2006. Kholodninskoye, currently controlled by Metropol, is a zinc-lead silver project located in the same region as the Ozernoe project.

The Ozernoe project is located 250 km northeast of Ulan Ude, the capital of the Republic of Buryatia, in an area known for containing mineral resources. The property contains zinc and lead mineralization in the near surface, layered sulphide lenses, with large amounts of pyrite. The deposit also contains silver. This major deposit is well known and was extensively explored during the 1970's and 1980's. The preliminary assessment contemplates a conventional open pit mining operation. A processing plant will be constructed to produce zinc and lead concentrates on the site. Power will be supplied by the local grid and supplemented by a coal-burning power station. Water will be sourced from groundwater in the vicinity of the deposit. Environmental issues have been assessed and a conceptual closure plan has been developed and costed. The concentrates will be transported to the Trans-Siberian railhead at Mogzon, approximately 165 kilometres from the site. Connecting roads exist but will have to be upgraded. The assessment is based on concentrates mainly being directed to smelters in China, Russia, Japan and Korea.

Lundin Mining will have overall responsibility for mining operations, including project development, construction and operation of the mine once completed. A preliminary capital expenditure of US$400 million has been estimated. Lundin Mining is responsible for arranging project financing in an amount equal to 60% of the cost required to put the Ozernoe project into commercial production. The remaining 40% will be injected as equity by Lundin Mining and Metropol on a pro rata basis.

Indicated Mineral Resources, May 2006

	Million tones	Zinc, %	lead, %
Indicated Mineral Resources	1.57	5.2	1.0

Based on a 2% Zinc cut-off

A resource estimate classified under the JORC Code* as Indicated Mineral Resource has been estimated as part of the assessment made in May 2006 by AMC Consultants Pty Ltd on behalf of Metropol. The Indicated Mineral Resource is stated in the report on the assessment as 157 million tones at 5.2% Zn and 1.0% Pb reported at a 2% Zn only cut-off. The assessment was based entirely on available Russian state surface and underground exploration reports and by-products such as precious metals were not reported and would be in addition to the stated Indicated Resource.

*Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, The JORC Code 2004 Edition, Effective December 2004, Prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC).

About Lundin Mining

Lundin Mining is an active explorer for minerals and a fast growing producer of base metals, with a focus on zinc. The Corporation owns three mines, two in Sweden, Zinkgruvan and Storliden, and one in Ireland., Galmoy. The exploration portfolio is extensive and it also includes interests in international ventures and development projects. Lundin Mining has it head office in Vancouver, Canada and its executive management team in Stockholm, Sweden. Lundin Mining's shares are listed on the Toronto Stock Exchange and its SDR's on the Stockhold Stock Exchange O-List.

Item 6:    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7:     Omitted Information

Not applicable.

Item 8:     Executive Officer

Karl-Axel Waplan
President & CEO/Director
Tel: 011 46 705 10 42 39

Dated at Stockholm, Sweden this 6th day of October, 2006.

LUNDIN MINING CORPORATION

By:	"Karl-Axel Waplan"
Karl-Axel Waplan, President & CEO